The Lead Investor for Throne Labs, Inc. is Julia Grace.

Julia has invested $100,000 previously and has invested $50,000 in this round.

This is why Julia is investing:

As a technology executive with 15+ years of experience at Netflix, Apple, and Slack, I was immediately impressed by Throne's exciting approach to disrupting an industry screaming for innovation. I'm most interested in companies that use technology to solve meaningful, real-world problems – and finding a safe, clean place to use the bathroom is a challenge many, including myself, face often. Throne is building foundational infrastructure to transform how we see public toilets and has proven they can bring 21st-century technology to the most primitive human need.

I have known Fletcher for over ten years, and his ability to deliver innovative products while navigating regulatory and intellectual property complexities is very impressive. Since my initial investment in Throne, I watched their leadership team develop, iterate and refine a state-of-the-art product. I'm now leading this round, as I've been impressed with how quickly they've gained early traction with an initial customer cohort, strategic partners, and a fast-growing sales pipeline. These positive signals indicate a massive potential for a product that will become ingrained in our daily lives. Every news article I read about yet another city calling for better bathroom options further underscores my feeling that Throne is onto something special, foundational, and BIG.

I am thrilled to be part of this investment round and to work alongside Fletcher and the Throne team to bring this opportunity to the community.